Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 10 votes, respectively, on all matters subject to the vote at general meetings of the Company. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing eight of our Class A ordinary shares, are listed on Nasdaq in the United States under the symbol BIDU.

Baidu, Inc.

百度集團股份有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Codes: 9888 (HKD counter) and 89888 (RMB counter))

DATE OF BOARD MEETING

Our board of directors will hold a board meeting on Wednesday, August 20, 2025 for the purposes of, among other matters, approving our unaudited results and announcement for the three months and six months ended June 30, 2025 (the “Second Quarter and Interim 2025 Financial Results Announcement”).

We will upload the Second Quarter and Interim 2025 Financial Results Announcement to the website of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) and the website of the Company (https://ir.baidu.com) on Wednesday, August 20, 2025 (Beijing/Hong Kong Time), after the trading hours of the Stock Exchange and before the opening of the U.S. market.

The Company’s management will hold an earnings conference call at 8:00 P.M. on Wednesday, August 20, 2025, Beijing/Hong Kong Time (8:00 AM on August 20, 2025, U.S. Eastern Time).

Interested parties may register in advance of the conference call using the link provided below. Dial-in number, passcode, and unique access PIN will be provided by email upon registration.

Interested parties may visit the link below for pre-registration, which automatically directs visitors to the registration page of “Baidu Inc. Q2 2025 Earnings Conference Call”.

PRE-REGISTRATION LINK: https://s1.c-conf.com/diamondpass/10049043-p7skv7.html

In the 10 minutes prior to the call start time, participants may use the conference access information (including dial-in number(s), direct event passcode and unique registrant ID) provided in the confirmation email following pre-registration.

Additionally, a live and archived webcast of this conference call will be available at https://ir.baidu.com.

A replay of the conference call may be accessed by phone at the following number until August 29, 2025:

US: 1 855 883 1031

Reply PIN: 10049043

By order of the Board Baidu, Inc. Mr. Robin Yanhong Li Chairman of the Board and Chief Executive Officer

Hong Kong, July 22, 2025

As at the date of this announcement, the board of directors of the Company comprises Mr. Robin Yanhong Li as director, and Mr. James Ding, Mr. Yuanqing Yang, Mr. Jixun Foo, Ms. Sandy Ran Xu and Ms. Xiaodan Liu as independent directors.

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